SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D


UNDER THE SECURITIES AND EXCHANGE ACT OF 1934*




Saga Communications, Inc.
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(Name of Issuer)



Class A Common stock
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(Title of Class of Securities)



786598102
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(CUSIP Number)

Peter C. Keefe
Avenir Corporation
1725 K St NW
Suite 401
Washington DC, 20006
(202) 659-4427
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)



March 14, 2006
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(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d?1(e), 13d?1(f) or 13d?1(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d?7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SCHEDULE 13D
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CUSIP No. 786598102                                            Page 2 of 6 Pages
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     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Avenir Corporation
            I.D. No. 54-1146619
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
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     3      SEC USE ONLY
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     4      SOURCE OF FUNDS*

            OO
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------- -------- --------------------------------------------------
                         7      SOLE VOTING POWER

                                1,440,322
NUMBER              -------- ---------------------------------------------------
OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0
EACH                -------- ---------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH                     1,440,322
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                         10     SHARED DISPOSITIVE POWER
?---------- --------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            1,440,322
?---------- --------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
?---------- --------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.96%
?---------- --------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IA
?---------- --------------------------------------------------------------------

















SCHEDULE 13D
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CUSIP No. 7865981                                              Page 3 of 6 Pages
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This Schedule 13D is being filed on behalf of Avenir Corporation ("Avenir"), a
Virginia corporation. This Schedule 13D relates to the common stock, par value $0.01 per share, of Saga Communications, a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to "Securities" or "Shares" are to such common stock of the Issuer.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d?1 and 13d?5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Issuer is 73 Kercheval Avenue, Grosse Pointe Farms, Michigan 48236.

Item 2. Identity and Background.

(a) Avenir is an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended. Avenir is a Virginia Corporation.

(b) The address of the principal business and principal office of Avenir is 1725 K St NW, Suite 401, Washington DC, 20006.

(c) The principal business of Avenir is to serve as an investment manager to various clients, institutions (including qualified retirement plans), and endowment funds.

(d) During the last five years, Avenir has not been convicted in a criminal proceeding

(e) During the last five years, Avenir has not been a party to any civil or administrative proceeding involving any alleged violations of any securities law.

(f) United States

Item 3. Source and Amount of Funds or Other Consideration.

The Securities of the Issuer were primarily acquired on behalf of the investment advisory clients of Avenir under sole or shared discretionary authority granted Avenir. In addition, Avenir and/or its principal officers and employees purchased Shares in the Issuer for their personal accounts. The aggregate amount of funds used to purchase the Securities reported in this filing totaled approximately $19,296,637. In addition, none of the proceeds used to purchase the Securities were expressly provided through borrowings, though certain accounts managed by Avenir may carry margin balances from time to time.

Item 4.  Purpose of Transaction

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Avenir has sole discretionary investment or voting power, as well as on behalf of accounts of Avenir and the employees of Avenir. All purchases of Securities were made for investment purposes only, in the ordinary course of business of Avenir as a registered investment advisor. Avenir may purchase additional Securities on behalf of clients and its own employees in the future, or may sell all or a part of the current holdings of the Securities.

Avenir is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Avenir analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management's invitation.



SCHEDULE 13D
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CUSIP No. 786598102                                            Page 4 of 6 Pages
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Avenir qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on Schedule 13G and, as a routine matter, Avenir utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Avenir may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters in which Avenir may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause the Company's true economic value to be recognized. In such situations, Avenir may elect to file Schedule 13D, or to convert an existing filing on Schedule 13G to a filing on Schedule 13D, in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

To obtain the necessary flexibility to discuss any such actions or transactions with any such third parties or with the Issuer's management, Avenir is filing
Schedule 13D. Avenir will thus be able to discuss any such proposals with the respective third parties and/or with management of the Issuer as a means of fulfilling its fiduciary duties to its clients. As the result of this filing on
Schedule 13D, and depending on the circumstances, Avenir and its clients could support one or more of the actions or transactions described in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 1,440,322 shares of the common stock of the Issuer, constituting approximately 7.96% of the 18,098,028 shares outstanding.

          (b) Avenir generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Avenir generally makes recommendations with respect thereto.

          (c) All purchase or sale transactions in the Securities during the past sixty days are set forth on Schedule I.

          (d) The investment advisory clients of Avenir have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Avenir are established in written investment advisory agreements between clients and Avenir, which are entered into in the normal and usual course of the business of Avenir as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of
Schedule 13D other than voting of proxies. In connection with voting, Avenir may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".

Item 7.  Material to be Filed as an Exhibit
Schedule I.  Purchase and sale transactions within the past 60 days.
SCHEDULE 13D
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CUSIP No. 786598102                                            Page 5 of 6 Pages
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 14, 2006
-----------------------------------
Date

/s/ Peter C. Keefe
-----------------------------------
Signature

Peter C. Keefe,
President
-----------------------------------
Name/Title















































SCHEDULE 13D
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CUSIP No. 786598102                                            Page 6 of 6 Pages
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SCHEDULE I


PURCHASE ("by") AND SALE ("sl") TRANSACTIONS WITHIN PAST 60 DAYS

All purchases and sales listed below were normal, open-market transactions.


Transaction

                                                                     Average Per
Type         Security              Date       Quantity    Total Price      Share

by	Saga Communications Inc	   1/17/2006	  1500	    $14,941.05 	   $9.96
by	Saga Communications Inc	   1/18/2006	  4900	    $48,016.57 	   $9.80
by	Saga Communications Inc	    2/2/2006	  3000	    $29,882.00 	   $9.96
by	Saga Communications Inc	    2/3/2006	  5270	    $52,519.75 	   $9.97
by	Saga Communications Inc	   2/13/2006	  1400	    $13,896.96 	   $9.93
by	Saga Communications Inc	   2/16/2006	   600	     $5,988.00 	   $9.98
by	Saga Communications Inc	   2/17/2006	   400	     $3,992.00 	   $9.98
by	Saga Communications Inc	   2/21/2006	  2800	    $27,692.84 	   $9.89
by	Saga Communications Inc	   2/23/2006	  1000	     $9,880.00 	   $9.88
by	Saga Communications Inc	   2/28/2006	  4300	    $42,329.00 	   $9.84
by	Saga Communications Inc	    3/2/2006	447500	 $4,042,063.95 	   $9.03
by	Saga Communications Inc     3/7/2006	  5965	    $53,975.15 	   $9.05
by	Saga Communications Inc	    3/9/2006	  6800	    $61,238.75 	   $9.01
by	Saga Communications Inc	   3/10/2006	  1295	    $11,671.00 	   $9.01
by	Saga Communications Inc	   3/13/2006	   200	     $1,830.95 	   $9.15